Exhibit 99.1

Key updates communicated during Q2 2024

June 28, 2024

Key updates communicated during Q2 2024

Revenues:

  - At the Deutsche Bank Global Financial Services Conference, James von Moltke provided guidance for the Q2 2024 divisional revenue performance:
    - Revenues in the Corporate Bank are expected to be essentially flat for Q2 compared to Q1 2024 due to continued non-interest revenue growth, while deposit revenues, although normalizing, have remained more resilient than expected
    - Investment Bank revenues are expected to be higher YoY in Q2, due to significantly higher revenues in Origination & Advisory (O&A), as some of the momentum from Q1 was maintained in Q2, with strong Debt Origination and conducive Leveraged Debt Capital Markets, while Advisory continues to be encouraging in terms of booked revenues and the remaining pipeline; Fixed Income & Currencies (FIC) revenues are expected to come in slightly lower YoY for Q2 due to a continuation of the themes from Q1, in particular reduced activity seen in the Rates market
    - In the Private Bank, a typical seasonal pattern of slightly reduced revenues in Q2 compared to Q1 2024 is expected, though NII remains resilient; non-interest revenues are generally expected to be stronger in a Q1 as more clients tend to make their investment decisions for the year in this quarter
  - Fabrizio Campelli confirmed these trends at the Goldman Sachs European Financial Services Conference, though highlighting that he still expects revenues in FIC for FY 2024 to come in slightly higher YoY, while O&A revenues are expected to be significantly higher YoY for FY 2024
  - At the Q1 2024 results, James von Moltke said that first quarter results reinforced expectations that Deutsche Bank will improve by three-digit millions on prior guidance of an around € 600m reduction in banking book NII for FY 2024 relative to the prior year; this improvement is expected to be driven by better deposit margins, increased deposit volumes, firming loan margins, improved funding costs, and the implied forward rates, amongst others
  - At the Q1 2024 results, Christian Sewing said that Deutsche Bank remains confident in achieving € 30bn revenue target for FY 2024 and the € 32bn target for FY 2025; this was reiterated by James von Moltke at the Deutsche Bank Global Financial Services Conference, where he also highlighted that he expects much of the growth in the next couple of years to come from increases in commissions and fee income

Nonoperating costs:

  - On April 26, 2024, Deutsche Bank provided an update on the Postbank takeover litigation matter, where the Higher Regional Court of Cologne assessed the claims of certain former Postbank shareholders that a higher offer price in connection with Deutsche Bank’s voluntary takeover offer of October 7, 2010, should have been paid. During the hearing, the Court indicated that it may find elements of these claims valid in a later ruling. While Deutsche Bank continues to disagree strongly with this assessment, the Court’s statement impacts our previous estimation of the probability of a future outflow, resulting in a legal provision in Q2 2024, impacting Q2 and FY 2024 profitability and capital ratios. The estimate of the full amount of all claims, including cumulative interest as of April 2024, is approximately € 1.3bn
  - Deutsche Bank stated that this matter does not change the bank’s financial targets for FY 2025 and the bank is working hard to minimize the impact of this legal matter for Deutsche Bank shareholders
  - Further information on the Postbank takeover litigation matter can be found in a dedicated Q&A published on April 28, 2024
  - At the Deutsche Bank Global Financial Services Conference, James von Moltke mentioned that the impact of € 1.3bn in Q2 has been booked in the litigation line in Corporate & Other
  - In addition, he reminded investors and analysts that the Postbank takeover litigation matter comes on top of the usual level of litigation expense in the ordinary course of business which he would expect to see also in Q2
  - Deutsche Bank now expects net litigation charges in Q2 to be around € 1.5bn, or around € 1.3bn on a post-tax basis, reflecting both ordinary course litigation bookings as well as recent progress resolving additional legacy matters
  - The post-tax amount of around € 1.3bn reflects the view that majority of the Q2 litigation charges are not tax deductible

Adjusted costs:

  - At the Q1 2024 results, James von Moltke affirmed Deutsche Bank’s target to maintain a quarterly run-rate of around € 5bn of adjusted costs this year and around € 20bn for FY 2024; this was reaffirmed at the Deutsche Bank Global Financial Services Conference
  - At the Q1 2024 results, James von Moltke said that bank levies are expected to be around € 50m for FY 2024 and around € 150m for FY 2025

Provision for credit losses:

  - In the Q1 2024 results presentation, James von Moltke stated that Deutsche Bank’s full year guidance for provision for credit losses is unchanged at the higher end of the range of 25-30bps of average loans, reflecting expectations that provisions will remain elevated in H1; this was reiterated at the Deutsche Bank Global Financial Services Conference

Capital distribution:

  - The impact of the € 1.3bn provision for the Postbank takeover litigation matter was estimated to be around 20bps on the Q1 2024 CET1 ratio
  - As mentioned in the dedicated Q&A on the Postbank takeover litigation matter, Deutsche Bank’s distribution ambition for a 50% year-on-year increase in cash dividend per share, the 50% total payout ratio objective for FY 2024, comprising cash dividends and share buybacks, and the objective to achieve total distributions in excess of € 8bn in respect of FY 2021-2025, paid in 2022-2026, remain unchanged ; however, the bank noted that a second share buyback in H2 2024 has become less likely at the current point in time

Issuance:

  - Select issuance highlights below:
    - April 10, 2024: CNY 3.0bn 2.59% Senior Preferred with maturity in 2026
    - May 7, 2024: $ 1.0bn 5.414% Senior Preferred with maturity in 2029
    - May 23, 2024: JPY quadruple-tranche:
  - 37.7bn 1.017% Senior Preferred with maturity in 2027
  - 13.7bn 1.417% Senior Non-Preferred with maturity in 2028 (callable 2027)
  - 2.6bn 1.709% Senior Non-Preferred with maturity in 2030 (callable 2029)
  - 10.3bn Senior Non-Preferred with maturity in 2035 (callable 2034)
  - ~€ 10.6bn issued YTD out of € 13-18bn funding plan for the year

Other / Ratings:

  - End of June DBRS Morningstar revised the outlook of its credit ratings for Deutsche Bank to ‘Positive’, based on the bank’s progress towards its 2025 targets, cost and risk discipline and a strong capital and balance sheet position
  - Also, earlier in June, Moody’s and Fitch affirmed the bank’s credit ratings together with a stable outlook, stating that the transformation has led to a more focused and profitable group. This is supported by a good risk management track record and stable deposit base
  - Further improving operating profitability towards 2025 targets is the key lever to generate additional upward pressure on the ratings. Reports are available under Ratings – Deutsche Bank (db.com)

Next significant events:

  - July 24, 2024 – Q2 2024 results – Analyst Conference Call
  - July 25, 2024 – Q2 2024 results – Fixed Income Call

Disclaimer

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 14, 2024 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com.